

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 5, 2017

Mr. Alberto J. Paracchini
President and Chief Executive Officer
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, IL 60601

> **Re:** **Byline Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 7, 2017**
> **CIK No. 0001702750**

Dear Mr. Paracchini:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please tell us whether you commissioned the data you obtained from SNL Financial. If you commissioned the data, please disclose this in the prospectus and provide a consent from SNL Financial to the use of its name in the prospectus. Please refer to Section 7 of the Securities Act and Securities Act Rule 436.

Implications of Being an Emerging Growth Company, page iii

3.   Please update the revenue threshold beyond which you will lose your status as an emerging growth company from $1,000,000,000 to $1,070,000,000 throughout the prospectus to account for the five-year inflation adjustment that took effect on April 12, 2017. Please refer to SEC Release 33-10332 for guidance.

Prospectus Summary, page 1

4.   In the last full paragraph, please define the term "Great Recession," which we note you use throughout the prospectus.

Prospectus Summary, page 2

5.   We note that on page 88 you present two tables with data of non-performing assets as of December 31, 2016 with different amounts of non-accrual loans and OREO. Please revise as necessary.

6.   The amount of Non-accrual & 90 Days or More Past Due Loans & Leases for the year ended 12/31/16 on page 2 and on page 99 are not consistent with the amounts appearing on page 88 under the title MD&A – Financial Condition – Non-Performing Assets. In addition, on page 88 you disclose that past due loans 90 days or more still accruing interest have a zero balance in both tables but you appear to have loans past due 90 days or more based on your disclosures on pages 9 and 105. Please revise to ensure disclosures are consistent.

7.   Please include on page 2 and on page 99 the GAAP measures of Common Equity and Common Equity/Assets with the same prominence as the non-GAAP measures of Tangible Common Equity and Tangible Common Equity/Tangible Assets.

Risk Factors

8.   Please add a risk factor describing the potential conflicts of interest that may exist by virtue of the fact that Mr. del Valle Perochena serves as a director of the company, exercising control of 46.58% of the company's voting stock by virtue of his control of MBG Investors I, L.P., while simultaneously serving as Chairman of Grupo Kaluz and Grupo Financiero BX+, companies that appear to have competing interests in the financial services sector. Alternatively, if you believe that such a risk factor is unnecessary, please tell us why. Please refer to Item 503(c) of Regulation S-K.

Risks Related to Our Business

Credit and Interest Rate Risks

We may underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we provide for loan and lease losses, page 18

9.   Please revise the ALLL as a percentage of total nonperforming loans as of December 31, 2016 in the fourth paragraph to be consistent with the amount of nonperforming loans appearing on page 88 under the title "MD&A – Financial Condition – Non-Performing Assets."

Use of Proceeds, page 51

10.   Please disclose the interest rate, maturity and amount of the debt you plan to repay or refinance with the offering proceeds.   Please refer to Instruction 4 to Item 504 of Regulation S-K.

11.   You disclose under "Use of Proceeds" that you intend to use the net proceeds to repay or refinance the company's outstanding debt and that the amount and timing of these expenditures will vary depending on a number of factors. However, on page 91 under "MD&A – Liquidity" you disclose that you expect that after consummation of this offering you will repay all amounts outstanding under the company's revolving credit agreement. Please revise the related sections of the filing as necessary.

Capitalization, page 54

12.   Please disclose on pages 54 and 61 the GAAP measure of common equity to assets with the same prominence as the non-GAAP measure of tangible common equity to tangible assets.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 58

13.   Please revise the Ridgestone Historical financial information to be consistent with the audited consolidated statements of income for the period from January 1, 2016 through October 14, 2016.

14.   Please expand the notes to the pro forma adjustments to provide the information necessary for an investor to compute the adjustments.

15.   The amortization of the deposit premium of $851,000 appears high in relation to the interest expense on deposits of $2.5 million incurred by Ridgestone in 2016. Please tell us how you computed: (i) the deposit premium; (ii) the amortization method used; and

(iii) the relationship between the amortization of the deposit premium and the interest expense incurred on deposits acquired from Ridgestone.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 62

16. You added acquisition accounting adjustments to the allowance for loan and lease losses to derive an ALLL plus acquisition accounting adjustments. Please address the following:

- Tell us how adding acquisition accounting adjustments to the allowance for loan and lease losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;

- Tell us how adding the acquisition accounting adjustments to the allowance for loan and lease losses properly reflects loan prepayment risks in your loan portfolio; and

- Given that adding the acquisition accounting adjustments to the allowance for loan and lease losses appears to represent a tailored accounting principle, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recapitalization, page 64

17. Please revise to expand your discussion of the recapitalization. Specifically, please describe: (i) the steps taken to effectuate the recapitalization; (ii) identify and describe the parties involved; (iii) identify and describe the individuals involved in the recapitalization who now hold officer and/or director positions with the company; and (iv) please explain the relationship between BXM Holdings, Inc., which appears to have led the recapitalization, and MBG Investors I, L.P., which is the company's largest shareholder and is controlled by Mr. del Valle Perochena, a director of the company.

Results of Operations, page 71

Overview, page 71

18. In view of the magnitude of the impact on year-over-year net income of the reversal of the valuation allowance on the Company's deferred tax asset, please tell us why you believe it is appropriate to attribute the "primary reasons" for your net income increase to the noted strategies. In this regard, we note that approximately 75% of the increase appears to be due to the reversal. To the extent necessary, please revise your net income discussion here and in the prospectus summary to characterize the drivers of your net income growth.

19.   Please expand your disclosure to clarify and emphasize the importance of your operating loss carryforwards to your financial status, discuss your ongoing reliance on these carryforwards to generate net income, and revise your risk factor disclosure either with a new risk factor or by revising your existing risk factor on page 34 entitled "Our ability to recognize the benefits of deferred tax assets…" to address the importance of these carryforwards to your company. Please refer to Item 303(a)(3)(i) of Regulation S-K and Item 503(c) of Regulation S-K.

Financial Condition

Non-Performing Assets, page 88

20.   Please expand the disclosure to provide the information required by Item III.C.1(c) of Guide III with regard to troubled debt restructurings. In addition, consider disclosing the amount of troubled debt restructurings included in non-accrual loans.

21.   Please expand the disclosure to provide the information required by Instruction 2 of Item III.C.1 of Guide III with regard to non-accrual loans and troubled debt restructurings.

Borrowed Funds, page 90

22.   Please expand the disclosure to provide the information required by Item VII of Guide III with regard to short-term borrowings.

Supervision and Regulation, page 117

23.   Please delete the last sentence of the italicized introductory paragraph, as you are not permitted to qualify your disclosure in this manner. Please refer to Securities Act Rule 411(a).

Management

Non-Employee Directors, page 131

24.   Please clarify whether Mr. del Valle Perochena and Ms. Jaime Ruiz Sacristan serve as directors of BXM Holdings, Inc. and revise your disclosure as necessary. Please refer to Item 401(e)(2) of Regulation S-K.

Executive and Director Compensation

Anticipated Changes to Our Compensation Program Following the Offering, page 142
Director Compensation, page 143

25.   We note your disclosure stating that you "plan to adopt [new] incentive plans[,]"that you "expect…any revised compensation programs will be effective prior to the effectiveness of the registration statement…[,]" and that you expect this to apply to your executive officers and certain" non-employee directors." Once your new programs have been substantially finalized, in a subsequent pre-effective amendment to the registration statement please expand your disclosure to describe these changes and file the relevant plans as exhibits. Please refer to Item 402(o), Item 402(r) and Item 601(b)(10)(iii)(A) of Regulation S-K for guidance.

26.   Please provide additional narrative disclosure to describe the circumstances pursuant to which you awarded Mr. Herencia a $400,000 "special incentive payment." Please refer to Item 402(r)(3) of Regulation S-K.

Certain Relationships and Related Transactions

Certain Related Party Transactions, page 146

27.   Please revise your disclosure to clarify for each of the first three related party transactions whether the sales you disclose represent the aggregate total securities sold for those periods combined or represent the total sold for each monthly period specified. For example, please revise to clarify whether you sold 11,001,629.4539 shares of company stock for $35.8 million in March 2016 *and* October 2016 or if the 11,001,629.4539 shares sold represents the total aggregate number of shares sold. If the latter, please expand your disclosure to detail the amounts of securities and the price paid for each transaction. Finally, based on his ownership interest in MBG Investors and his role as general partner, please provide disclosure for Mr. del Valle Perochena or tell us why you believe it is not required. Please refer to Instruction 6 to Item 404(a)(6) of Regulation S-K for guidance.

28.   Based on your disclosure on page 144, indicating that Mr. del Valle Perochena owns 16.625% of the partnership interests of MBG Investors I, L.P., serves as its general partner, and serves as a director of your company, please revise your disclosure regarding the first related party transaction to disclose Mr. del Valle Perochena's interest as a related party to the transaction. Please refer to Item 404(a)(2) and Instruction 6 to Item 404(a) of Regulation S-K for guidance.

Description of Capital Stock, page 148

29.   You refer to Series A and B Preferred Stock under Description of Capital Stock but to Series E and F Preferred Stock in the footnotes to the financial statements. Please revise you disclosure to ensure consistency.

Consolidated Financial Statements

Byline Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition, page F-3

30.   Please provide the disclosures pursuant to Rule 9-03.10 4 (a) of Regulation S-X with regard to Other Real Estate Owned.

31.   It appears that you have reflected the amount of 1,050 preferred shares subscribed as issued and outstanding at December 31, 2016. Please show the dollar amount of any shares subscribed but unissued, and show the deduction of subscriptions receivable therefrom or tell us how you have recorded this subscription in the financial statements. Please also show the changes in the Series F 7.5% fixed non-cumulative perpetual preferred stock for 2016 pursuant to Rule 5-02.28 of Regulation S-X.

32.   For each class of common shares please state, on the face of the balance sheet, the number of shares issued or outstanding, as appropriate pursuant to Rule 5-02.29 of Regulation S-X.

Consolidated Statements of Operations For The Years Ended December 31, 2016 And December 31, 2015, page F-4

33.   Please revise the Statements of Operations to present the Net gains (losses) on sales and valuation adjustments of other real estate owned in Noninterest Expense pursuant to Rule 9-04.14 (d) of Regulation S-X. In addition, revise the related sections of the filing, appropriately.

Note 2 – Recently Issued Accounting Pronouncements, page F-20

34.   Please refer to SAB Topic 11 M and expand the disclosure to state when the company will adopt the recently issued accounting standards, assuming it remains an Emerging Growth Company as of such date.

Note 10 - Income Taxes, page F-44

35.   You disclose that the income tax benefit for the year ended December 31, 2016 was primarily attributable to the reversal of the company's deferred tax valuation allowance

of $61.4 million.   Management concluded that no valuation allowance was necessary as a result of the Ridgestone acquisition. This determination was based on Ridgestone's actual pre-tax income over the prior three years, and pro-forma combined earnings for the Company and Ridgestone over the prior three years, as well as management's expectations for sustainable profitability in the future. Please address the following:

- Provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identify the specific accounting guidance that supports your decision to reverse all of the deferred tax asset valuation allowance during 2016 since you appear to be in in a cumulative net loss position for the prior three years at December 31, 2016;

- Provide us an analysis of your historical taxable income, projected future tax or GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets; and

- For your projections of future tax or GAAP income in your analysis provided to us, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

Note 11 – Federal Home Loan Bank Advances, page F-46

36.   Please disclose the available borrowing capacity at the FHLB at December 31, 2016 pursuant to Rule 5-02.22 of Regulation S-X.

You may contact Chris Harley, Staff Accountant, at (202) 5513695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Catherine M. Clarkin, Esq.